                      [SOMANETICS CORPORATION LETTERHEAD]




                                 April 11, 2005

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         RE:      SOMANETICS CORPORATION -- ANNUAL REPORT ON FORM 10-K
                  FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2004 (FILE NO. 0-19095)

Dear Sir or Madam:

         Somanetics Corporation (the "Company") hereby responds to the comments of the staff of the Division of Corporation Finance set forth in the letter dated March 30, 2005 from Kate Tillan to Bruce J. Barrett (the "Letter"). Set forth below is a summary of the Company's responses. The numbers of these responses correspond to the numbers of the comments in the Letter, a copy of which is attached. References to page numbers are references to the page numbers of the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2004.

FORM 10-K FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2004

Cover Page

1. The Company does not believe it is an accelerated filer as defined in Rule 12b-2, because Rule 12b-2(1)(iv) provides that to be an accelerated filer the issuer must not be "eligible" to use Forms 10-KSB and 10-QSB for its annual and quarterly reports. Item 10(a)(2) of Regulation S-B provides that a company that meets the definition of small business issuer may use Forms 10-KSB and 10-QSB for its annual and quarterly reports. It also provides that once a small business issuer becomes a reporting company, it remains a small business issuer until it exceeds the revenue limit or the public float limit at the end of two consecutive years.


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Securities and Exchange Commission
April 11, 2005
Page 2




     The Company has never had revenues of $25 million or more in a fiscal year, is a U.S. issuer and is not an investment company, an asset-backed issuer or a majority-owned subsidiary. In addition, the Company's public float has been below $25 million as of November 30, 1998 and as of the end of each subsequent fiscal year through November 30, 2002. November 30, 2004 was the second consecutive fiscal year in which the Company's public float exceeded $25 million. In early 2004, the Company orally confirmed with the SEC staff that an issuer remains eligible to use Form 10-KSB and, therefore, is not an "accelerated filer" for the year in which the issuer fails for the second consecutive year to meet the public float limit for being a small business issuer. Thus, because the Company was eligible to use Form 10-KSB for the fiscal year ended November 30, 2004, it is not an accelerated filer.

     Despite being eligible to use Forms 10-KSB and 10-QSB, the Company has relied on its small business issuer status only to omit the Compensation Committee Report and Performance Graph from its Proxy Statement and to not be deemed an "accelerated filer" (i.e., with these exceptions, it has voluntarily provided all of the information required of non-small business issuers). Because the Company no longer qualifies as a small business issuer in fiscal 2005, its proxy statement for its 2005 Annual Meeting of Shareholders includes a Compensation Committee Report and a Performance Graph. In addition, the Company expects that it will meet the definition of "accelerated filer" for fiscal 2005 and will be subject to accelerated filing deadlines and internal control over financial reporting requirements effective with its Annual Report on Form 10-K for the fiscal year ending November 30, 2005.

Financial Statements -- Page 38

Report of Independent Registered Public Accounting Firm -- Pages 38

2. Our auditors, Deloitte & Touche LLP have informed us that the explanatory language and disclaimer of opinion relating to internal controls over financial reporting included in the second paragraph of their audit report was included to make clear that its audit did not include an attestation review of the Company's internal controls over financial reporting (for a year in which reports filed by accelerated filers would include such a review). Our auditors believe, and their opinion states, that the audit of the financial statements was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). In addition, our auditors believe that the explanatory language and disclaimer are not prohibited by PCAOB (US) standards for audits of public companies that are not yet subject to the internal control over financial reporting attestation requirements.

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Securities and Exchange Commission
April 11, 2005
Page 3




Note 2.  Summary of Significant Accounting Policies -- Page 45

3. As described in Note 3 on page 48, pursuant to the CorRestore License Agreement, CorRestore, LLC and its agent, Joe B. Wolfe, received warrants to purchase 2,100,000 common shares exercisable at $3.00 per share until November 21, 2006, with vesting dependent upon the Company's cumulative net sales of CorRestore products. A vesting schedule, showing the shares eligible for purchase at various levels of cumulative net sales of CorRestore products is set forth on page 17. The Company believes that this vesting requirement is a significant contingency.

     Consistent with the treatment of the warrants to purchase 400,000 common shares, the Company intends to include in license acquisition costs (and additional paid in capital) the fair value of the vested portion of the warrants to purchase 2,100,000 common shares, estimated using the Black-Scholes valuation model, when and if they become vested. The Company, however, does not expect any of these warrants to become vested before their November 21, 2006 expiration date, based on sales of CorRestore products to date. As requested, the Company will include information similar to the above information in this paragraph in future filings, including its Quarterly Report on Form 10-Q for the quarter ended February 28, 2005.

4. The terms of the License Agreement are described on pages 16-18. The licenses do not have a fixed termination date and the parties' rights to terminate the licenses are limited, as described on page 18. The Company believes the licenses related to the CorRestore System have an indefinite life because (1) it does not expect any of the events listed on page 18 that give CorRestore LLC and the inventors the right to terminate the licenses to occur in the foreseeable future, and (2) it expects the licenses to contribute to the Company's future cash flows indefinitely. Surgical ventricular restoration, the surgery in which the CorRestore System is used, is in the early stage of development, so the competitive and economic effects on the useful life of the licenses is uncertain. The Company, however, is not currently aware of limits on the useful lives of the licenses caused by these effects and believes that the licenses will contribute to the Company's future cash flows indefinitely. The Company does not believe that any other legal, regulatory, contractual, competitive, economic or other factors limit the useful life of the licenses to the Company.

5.   Demonstration Units

     Demonstration units are Cerebral Oximeter monitors provided to the Company's direct sales persons that they can continue to use as a sales tool over the useful life of the Cerebral Oximeter; the Company retains title to the monitor. Direct sales persons loan these units to potential customers without charge so customers can try the monitors until they decide whether or not to purchase them (or participate in the no-cap plan, usually

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Securities and Exchange Commission
April 11, 2005
Page 4



     with a new monitor). These units are not subject to agreements with customers and do not generate revenue. They are capitalized because they are not held for sale, but, rather, used as a sales tool, and depreciated over their expected five year useful lives. Depreciation expense is recognized as a selling expense in selling, general and administrative expenses. Generally, the Company provides SomaSensors to potential customers free of charge during the demonstration period. The cost of these SomaSensors is also recognized as a selling expense at the time the sensor is shipped.

     No-Cap Units

     No revenue is received or recognized in connection with no-cap Cerebral Oximeter monitor placements. Units are provided to customers to use provided that they purchase SomaSensors. For no-cap units, the Company generally provides the customer a quote indicating (1) that the Company retains ownership of Cerebral Oximeter monitors that will be shipped to the customer for use without charge, and (2) the price to the customer of SomaSensors the customer will need to buy to use the Cerebral Oximeter monitor. Customers generally issue a no-charge purchase order for the no-cap units and issue purchase orders for orders of SomaSensors. In those rare cases in which the customer ceases purchasing SomaSensors for an extended period of time, the Company has taken the Cerebral Oximeters back.

     The no-cap units are capitalized as fixed assets because the Company retains title to the units and they are no longer being held for sale. They are depreciated over their estimated five-year useful lives. Depreciation expense is recognized in cost of goods sold because it is a direct cost of the SomaSensor sale. The expense is recognized over the Cerebral Oximeter's estimated useful life to match the expense with the expected SomaSensor revenue generated by the Cerebral Oximeter.

     SomaSensor revenue is recognized pursuant to the revenue recognition policy described on page 46. SomaSensor revenue is recognized in the amount covered by the purchase order and for the quantity shipped to the customer.

     The Company believes that these policies comply with EITF 00-21, because the revenue allocation provisions of EITF 00-21 do not apply. The Company does not control the quantity of SomaSensors purchased or the term over which they will be purchased, other than through its right to take Cerebral Oximeters back in those cases in which the customer ceases purchasing SomaSensors for an extended period of time. Therefore, the amount of total arrangement consideration is not fixed or determinable, as it depends on the amount of SomaSensors ordered by the customer.

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Securities and Exchange Commission
April 11, 2005
Page 5




     Sold Units

     Sales of Cerebral Oximeter monitors are generally made pursuant to purchase orders where the price of the unit is detailed and title to the unit is transferred to the customer. Revenue is recognized pursuant to the revenue recognition policy described on page 46 and is recognized in the amount covered by the purchase order and for the quantity shipped to the customer.

Note 5. Income Tax -- Page 49

6. As described in Note 5, the primary uncertainty surrounding the realization of the Company's deferred tax asset is whether the Company will be able to use its net operating loss carryforwards and research and general business tax carryforwards against future taxable income before the carryforwards expire.

     The primary assumption underlying the Company's determination that the net asset will be realized is that the Company's revenues and pre-tax income will grow in future years consistent with the growth guidance given for fiscal 2005. The Company will make this assumption explicit in MD&A discussions in future filings, including its Quarterly Report on Form 10-Q for the quarter ended February 28, 2005. The estimated amount of the asset's realization is not dependent on material changes in the present relationship between income reported for financial and tax purposes or material asset sales or other non-routine transactions.

     The primary negative evidence indicating uncertainty regarding realization of the deferred asset is the Company's history of losses from inception through the third quarter of fiscal 2002 and the existence of cumulative losses over the Company's history up to the most recent two fiscal years. The countervailing positive evidence relied upon by management in its decision not to establish a full allowance against the asset is seven consecutive quarters of profits (through February 28, 2005) and the Company's forecast for future net income, making allowance for the uncertainties surrounding, among other things, the Company's future rate of growth in net revenues, the rate of adoption of the Company's products in the marketplace, and the potential for competition to enter the marketplace. The Company has concluded that it is more likely than not that the deferred tax assets will be realized. These factors and conclusion are described on page 50.

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Securities and Exchange Commission
April 11, 2005
Page 6


         We appreciate your attention and assistance in connection with the Form 10-K. We trust you will find the enclosed responses to be satisfactory, but if you have any further questions or comments, please call the undersigned at (248) 689-3050 x229.


                                         Very truly yours,

                                         /s/ WILLIAM M. IACONA

                                         William M. Iacona
                                         Vice President, Finance, Controller and
                                         Treasurer

WMI/rk
cc:      Kate Tillan (mail stop 0306)
         Tom Dyer (mail stop 0306)
         Daniel Gordon (mail stop 0306)
         National Association of Securities Dealers, Inc. (by EDGAR) Bruce J. Barrett
         Mary Ann Victor
         Robert Henry
         Michelle T. Collins
         Robert J. Krueger

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                   [SECURITIES AND EXCHANGE COMMISSION SEAL]
                                  DIVISION OF
                               CORPORATION FINANCE

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 March 30, 2005

Mail Stop 0306




Mr. Bruce J. Barrett
President and Chief Executive Officer
Somanetics Corporation
1653 East Maple Road
Troy, MI 48083-4208




     RE:  SOMANETICS CORPORATION
          FORM 10-K FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2004
          FILE NO. 000-19095


Dear Mr. Barrett:


     We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.


     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Bruce J. Barrett
Somanetics Corporation
March 30, 2005
Page 2 of 4


FORM 10-K FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2004

Cover Page

1. Please tell us why you believe you are not an accelerated filer as defined in Rule 12b-2 of the Securities Exchange Act of 1934.

Financial Statements - Page 38

Report of Independent Registered Public Accounting Firm - Page 38

2. Please request your auditor to explain to us the reasons for including the explanatory language and disclaimer of opinion relating to internal controls over financial reporting included in the second paragraph of their audit report. The response should include an explanation of how this is consistent with the PCAOB (US) standards.

Note 2. Summary of Significant Accounting Policies - Page 45

3. Please tell us about the status of and your accounting for the additional five-year warrants to purchase up to 2,100,000 common shares. Provide similar information in future filings.

4. Please tell us how the term of the licenses and why you concluded that the licenses related to the CorRestore System have an indefinite life. See paragraph 11 of SFAS 142.

5. Please tell us the significant terms of your revenue agreements with customers including arrangements for demonstration sales, no-cap sales, and sales where you sell the Cerebral Oximeter unit. Explain the rights and obligations of each party under your agreements and how you determine the amount of revenue to recognize in each case. Explain how these policies comply with EITF 00-21. Tell us why you continue to record the Cerebral Oximeter as a fixed asset and why you amortize this asset over five years. Tell us where you classify the related depreciation in the statement of operations.

Note 5. Income Tax - Page 49

6. Discuss uncertainties surrounding the realization of the deferred tax asset and material assumptions underlying your determination that the net asset will be



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Mr. Bruce J. Barrett
Somanetics Corporation
March 30, 2005
Page 3 of 4

     realized. If the asset's realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other nonroutine transactions, describe these assumed future events, quantified to the extent practicable, in the MD&A. For example, disclose the minimum annualized rate by which taxable income must increase during the NOL carryforward period if realization of the benefit is dependent on taxable income higher than currently reported. Also, if significant objective negative evidence indicates uncertainty regarding realization of the deferred asset, identify the countervailing positive evidence relied upon by management in its decision not to establish a full allowance against the asset.

                                    * * * *

     As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Mr. Bruce J. Barrett
Somanetics Corporation
March 30, 2005
Page 4 of 4


     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     You may contact Tom Dyer, Staff Accountant, at (202) 824-5564 or me at
(202) 942-2861 if you have any questions. In this regard, do not hesitate to contact Daniel Gordon, Branch Chief, at (202) 942-2813.


                                                Sincerely,

                                                /s/ Kate Tillan

                                                Kate Tillan
                                                Reviewing Accountant